# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arcutis Biotherapeutics, Inc., CIK 0001787306
CUSIP: 03969K108
Title of class of securities: Common
Address of issuer's principal executive offices: 3027 TOWNSGATE ROAD, SUITE 300, WESTLAKE VILLAGE, California (CA), 91361
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001137774-24-000039
Filed by CIK 0001137774

## Reporting persons
- PRUDENTIAL FINANCIAL INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New Jersey (NJ); sole voting power 25,800; shared voting power 4,928,346; sole dispositive power 25,800; shared dispositive power 5,276,913; aggregate amount beneficially owned 5,302,713 (4.3% of the class)

## Item 1. Issuer
Name of issuer: Arcutis Biotherapeutics, Inc.
Address of issuer's principal executive offices: 3027 TOWNSGATE ROAD, SUITE 300, WESTLAKE VILLAGE, CALIFORNIA, 91361.

## Item 2. Person Filing
Name of person filing: Prudential Financial, Inc.
Address of principal business office or, if none, residence:
751 Broad Street
Newark, New Jersey 07102-3777
Citizenship: New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5,302,713.00
Percent of class: 4.3
Sole power to vote or to direct the vote: 25,800.00
Shared power to vote or to direct the vote: 4,928,346.00
Sole power to dispose or to direct the disposition: 25,800.00
Shared power to dispose or to direct the disposition: 5,276,913.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Prudential Financial, Inc. is a Parent Holding Company and the indirect parent of the following subsidiaries, who are the beneficial owners of the number and percentage of securities which are the subject of this filing as set forth next to their names:

Subsidiaries Number of shares Percentage
Jennison Associates LLC IA 4,980,770.00 4.0
The Prudential Insurance Company of America IC 65,398.00 0.1
PGIM Quantitative Solutions LLC IA 256,545.00 0.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PRUDENTIAL FINANCIAL INC: /s/ Danny Fiore, Second Vice President (05/08/2026)